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                                                                 Rule 424(b)(3)
                                                              File No. 33-99220



                             PROSPECTUS SUPPLEMENT
                             dated February 7, 1997
                                       to
                       Prospectus dated January 11, 1996


                 The cover page of the accompanying Prospectus and the information contained therein under the caption "Plan of Distribution" are hereby amended and supplemented as follows:

                          Holders of shares covered by this Prospectus may from time to time offer and sell the shares covered by this Prospectus by or for their respective accounts at prices and on terms to be determined at the time of sale, to purchasers directly or through underwriters, brokers, dealers, or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions. From time to time the holders of shares covered by this Prospectus may engage in short sales, short sales versus the box, puts and calls and other transactions in securities of Protection One, or derivatives thereof, and may sell and redeliver shares covered by this Prospectus in connection therewith. To the extent required, the purchase price, the name of any such underwriter, dealer or agent and the applicable underwriter's discount, dealer's purchase price or agent's commission with respect to a particular offering, if any, will be set forth in an accompanying supplement to this Prospectus.

                          Holders of shares covered by this Prospectus and all broker-dealers and agents, if any, that participate in a distribution of any of such shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, in which event all discounts, concessions or commissions, if any, received by such brokers, dealers, agents or underwriters and all profits, if any, on the resale of shares covered by this Prospectus and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The aggregate net proceeds to the holders of shares covered by this Prospectus from the sale of such shares will be the purchase price of such shares, less all commissions, if any, and other expenses of issuance and distribution not borne by Protection One.

         The information contained in the accompanying Prospectus on page 18 with respect to the number of shares of Common Stock beneficially owned by Morgan Stanley Group Inc., the number of shares of Common Stock that may from time to time be offered and sold by Morgan Stanley & Co. Incorporated and the number and percentage of outstanding shares of Common Stock to be owned by Morgan Stanley & Co. Incorporated after any such offering is hereby amended and supplemented, based upon information provided by Morgan Stanley Group Inc., as follows:

                 Morgan Stanley & Co. Incorporated ("MS&Co.") is a wholly owned subsidiary of Morgan Stanley Group Inc. Morgan Stanley Group Inc., through its affiliates, was the beneficial owner (as such term is defined in Rule 13d-3 of the Rules and Regulations of the Exchange
         Act) on January 23, 1997 of 171,593 shares of Common Stock and warrants to purchase an additional 244,400 shares (subject to adjustment) of Common Stock. MS&Co. may from time to time offer for sale some or all of the shares of Common Stock that may be issued upon the exercise of 61,600 of the Warrants, or 61,600 shares (subject to adjustment) of Common Stock.





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                 In May 1995, MS&Co., an affiliate of Morgan Stanley Venture
         Partners L.P., the sole general partner of Morgan Stanley Venture Capital Fund L.P. ("MSVCF"), acted as dealer-manager for Monitoring's tender offer for the $50 million principal amount of Monitoring's 12% Series B Senior Subordinated Notes due 2003 then outstanding; in addition, MS&Co. together with another investment banker (the "Placement Agents") acted as initial purchasers of an aggregate of $166 million principal amount of the Discount Notes and the Warrants, which notes and warrants were subsequently resold by the Placement Agents pursuant to Rule 144A to a number of financial institutions. MS&Co. received from the Company a fee of $125,000 for MS&Co.'s services as dealer-manager and compensation of approximately $3.5 million in connection with the Rule 144A transaction. Pursuant to a Prospectus dated July 12, 1995 and the related Prospectus Supplement dated February 7, 1997 relating to an aggregate 1,071,957 shares of Common Stock offered by certain stockholders, including 126,000 shares (subject to adjustment) of Common Stock offered by MS&Co., certain of the shares of Common Stock underlying the warrants issued by Protection One on November 3, 1993 were registered by Protection One with the Commission for resale.

                 MS&Co. was the managing underwriter of an offering made pursuant to a registration statement dated February 6, 1996 filed by Protection One with the Commission for an underwritten public offering of 2,500,000 shares of Common Stock offered by Protection One and an aggregate of 1,500,000 shares offered by certain stockholders, including 382,447 shares offered by MSVCF. MS&Co. received underwriting discounts and commissions of approximately $880,000 as managing underwriter of the public offering.

                 In addition, MS&Co. was the managing underwriter of a public offering made pursuant to a registration statement dated September 16, 1996 by Monitoring of $90 million principal amount of 6 3/4% Convertible Senior Subordinated Notes due 2003, which notes are convertible into Common Stock and are unconditionally guaranteed by Protection One. MS&Co. received underwriting discounts and commissions aggregating $2,173,500 (including fees and commissions resulting from the underwriters' purchase of all of the additional notes available from Monitoring under the offering to cover over-allotments) as managing underwriter of the public offering.

                 Andrew C. Cooper, a Principal of MS&Co., was formerly a member of Protection One's Board of Directors.

         All capitalized terms used but not defined in this Prospectus Supplement are used as defined in the accompanying Prospectus.





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